As filed with the Securities and Exchange Commission on May 3, 2004
                                                    Registration No. 333-_______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                ----------------

                                  DYNTEK, INC.
               (Exact name of registrant as specified in charter)

          Delaware                                     95-4228470
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
incorporation or organization)
                                -----------------

                       18881 Von Karman Avenue, Suite 250
                            Irvine, California 92612
                                 (949) 955-0078
    (Address, including zip code, and telephone number, including area cod4e, of registrant's principal executive offices)

                                 Steven J. Ross
                             Chief Executive Officer
                        18881 Von Karman Avenue, Suit 250
                            Irvine, California 92612
                                 (949) 955-0078

       (Name, address, including zip code, and telephone number, including area code, of agent for service of process)

                                ----------------

                                 With a copy to:
                                Peter W. Rothberg
                                Nixon Peabody LLP
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 940-3000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or reinvestment plans, check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                ----------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                   Proposed Maximum        Proposed Maximum
Title of Each Class of                           Amount to          Offering Price             Aggregate             Amount of
Securities to be Registered                   be Registered(1)   Per Unit or Share(2)    Offering Price (1)(2)   Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.0001 par value per       34,044,668             $1.09                 $37,108,688             $4,703
  share
====================================================================================================================================

(1) The Class A common stock is being registered for resale. The amount to be registered includes 15,342,502 shares of Class A common stock which may be issued upon the exercise of certain warrants or conversion of convertible indebtedness held by the selling stockholders listed in this Registration Statement. Also includes, pursuant to Rule 416 of the Securities Act of 1933, as amended, such undeterminable number of shares of common stock as may be issued on exercise of warrants by reason of adjustments in the number of shares of common stock issuable pursuant to anti-dilution provisions contained in the warrants. Such additional common stock, if issued, will be issued for no additional consideration.

(2) Estimated solely for purposes of calculating the registration fee in accordance with 457(c) under the Securities Act of 1933, based on the average of the high and low bid prices of one share of the common stock, as reported on the Nasdaq SmallCap Market, on April 30, 2004.

                                ----------------

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective time until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed without notice. We and the selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we and the selling stockholder are not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

                    SUBJECT TO COMPLETION, DATED MAY 3, 2004

PROSPECTUS

                                  DYNTEK, INC.

                                34,044,668 SHARES

                              CLASS A COMMON STOCK

      This prospectus relates to 34,044,668 shares of the Class A common stock of DynTek, Inc. (the "Common Stock") that may be offered for resale by certain of our stockholders referred to in this prospectus as selling stockholders, or their transferees, pledgees, donees or successors. The selling stockholders may sell the shares at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices.

      Certain of the shares of our common stock covered by this prospectus may be issued by us upon the exercise of outstanding warrants or the conversion of convertible indebtedness to purchase our common stock held by the selling stockholders. We will not receive any of the proceeds from the resale of shares by the selling stockholders, but we may receive proceeds from the selling stockholders when and if they exercise their warrants.

      The 21,410,500 shares of common stock and the 12,634,168 shares of common stock underlying the warrants and convertible indebtedness were issued in private placements pursuant to which the selling stockholders were granted the right to have registered the common stock and the common stock underlying the warrants.

      Our common stock trades on the Nasdaq SmallCap Market under the symbol "DYTK." The last reported sale price for our common stock on April 30, 2004 was $1.08 per share.

                                 ---------------

         Investment in the common stock offered by this prospectus involves a high degree of risk. You may lose your entire investment. Consider carefully the "risk factors" beginning on page 4 of this prospectus before investing.

                                 ---------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

              The date of this prospectus is _______________, 2004.

                                TABLE OF CONTENTS

                                                  Page
                                                  ----
PROSPECTUS SUMMARY..................................1

THE OFFERING........................................2

RISK FACTORS........................................4

USE OF PROCEEDS.....................................9

DIVIDEND POLICY.....................................9

SHARES ELIGIBLE FOR RESALE..........................9

SELLING STOCKHOLDERS...............................10

PLAN OF DISTRIBUTION...............................14

LEGAL MATTERS......................................15

EXPERTS............................................15

DOCUMENTS INCORPORATED BY REFERENCE................15

WHERE YOU CAN FIND ADDITIONAL INFORMATION..........16

                                -----------------

                           IMPORTANT NOTICE TO READERS

      You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                -----------------

                  SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

      When used in this prospectus and in our future filings with the Securities and Exchange Commission, the words or phrases "will likely result," "we expect," "will continue," "is anticipated," "estimated," "project," or "outlook" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. We wish to caution readers not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Such risks and uncertainties include, among others, success in reaching target markets for services and products in a highly competitive market and the ability to attract future customers, the size and timing of additional significant orders and their fulfillment, the success of our business emphasis, the ability to finance and sustain operations, including the ability either to maintain and extend the Textron Financial Corporation credit agreement when it becomes due or to replace it with alternative financing, the ability to raise equity capital in the future despite historical losses from operations, the ability to fulfill our obligations to third parties, the size and timing of additional significant orders and their fulfillment, the ability to turn contract backlog into revenue and net income, the continuing desire of state and local governments to outsource to private contractors and our ability to obtain extensions of the remaining profitable contracts of certain of our subsidiaries at their maturity, the performance of governmental services, the ability to develop and upgrade our technology, and the continuation of general economic and business conditions that are conducive to governmental outsourcing of service performance. We have no obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

                               PROSPECTUS SUMMARY

      This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the more detailed information regarding our company, the risks of purchasing our common stock discussed under "Risk Factors," and our financial statements and the accompanying notes.

DynTek, Inc.

      DynTek, Inc. is a professional services firm specializing in information technology (IT) solutions and business process outsource services for state and local government agencies. We operate our business through our sole active subsidiary, DynTek Services, Inc. Depending upon the context, the term DynTek, or "we," refers to either DynTek alone, or DynTek and its subsidiary.

      We provide IT support services and enabling technologies, as well as related products, to state and local government customers which are used to increase efficiency in operations and improve access to government functions. Our comprehensive IT services include consulting, infrastructure planning and deployment, IT application development, legacy systems integration, IT security consulting, IT system support, and business process outsourcing services for state government agencies.

      The following wholly owned subsidiaries of DynTek are inactive: Physicians Support Services, Inc., a California corporation; Clinishare Diabetes Centers, Inc. d/b/a SugarFree Centers, Inc., a California corporation; USC-Michigan, Inc., a Michigan corporation; PCS, Inc.-West, a Michigan Corporation; TekInsight e-Government Services, Inc., a Delaware corporation; TekInsight Research, Inc., a New York corporation; and BugSolver.com, Inc., a Delaware corporation.

Industry Overview

      Government agencies are under continuing pressure to upgrade how they manage their data and serve their citizenry. This requirement is driven by the broadening impact of the Internet, the increasing need for real-time information, regulatory changes, the speed and complexity of technology and operating system advancements. State and local government agencies are undergoing the most rapid changes, since this is where individuals have most of their interaction with the public sector. According to IDC Opinion "U.S. State and Local Government IT Spending Forecast, 2002 - 2007" market analysis report, published in July 2003, spending among state and local government agencies totaled $7.2 billion in 2002, and spending is expected to increase to $9.2 billion in 2007, demonstrating a five-year compound annual growth rate of 5.1%.

      Fiscal and service delivery pressures have led state and local governments increasingly to seek outside, non-governmental business partners who can assume and ensure the delivery of high quality services at less cost and greater quality than traditional government service offerings. State and local government agencies are also finding that certain business processes can be better operated and managed by private sector companies.

      We believe that the markets we serve now demand a comprehensive business solution from service providers grounded in specific and relevant business knowledge and proven experience, rather than simply the provision of limited or generic services or offering only technology-specific solutions. We offer comprehensive solutions to address the needs of our markets. We engage in large-scale systems development projects involving full-service solutions that combine hardware, legacy systems integration, systems engineering and systems support operations. Our goal is to integrate data with services to provide efficient and low-cost business processes for our clients.

                                  THE OFFERING

Securities offered
 by selling stockholders........... Up to 34,044,668 shares of common stock, of which 21,410,500 were issued and outstanding and 12,634,168 which underly the warrants and convertible indebtedness may be offered and sold by the selling stockholders. These shares were issued to the selling stockholders in recent private placements or may be issued to the selling stockholders upon exercise of warrants issued in connection with those private placements.

Use of Proceeds.................... We will not receive any proceeds from the sale of shares by the selling stockholders.
                                    We may receive proceeds from the issuance of shares upon the exercise of the warrants. We expect any such proceeds to be used for working capital and for other general corporate purposes.

Risk Factors....................... An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment.

Nasdaq SmallCap
 Market Symbol..................... DYTK

Executive Offices

      Our executive offices are located at 18881 Von Karman Ave., Suite 250, Irvine, California 92612. Our telephone number is (949) 955-0078, and our website is www.dyntek.com. The information on our website is not part of this prospectus.

Transfer Agent

      The transfer agent for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038, (800) 937-5449.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION
                            (000's except share data)

      The following table presents summarized financial information as of and for the fiscal quarters ended December 31, 2003 and 2002 and as of and for the fiscal years ended June 30, 2003, 2002 and 2001. The information is extracted from the consolidated financial statements as previously filed with the Securities and Exchange Commission and incorporated by reference here within, and should be read in conjunction therewith:

                                                     For the
                                                   Three Months
                                                 Ended December 31,                For the Fiscal Year Ended June 30,
                                            ---------------------------       --------------------------------------------
                                               2003             2002             2003             2002             2001
                                            ----------       ----------       ----------       ----------       ----------
                                                      (Unaudited)
Continuing Operations Data:
   Revenue ..............................        9,801           11,840           52,647           60,077           44,910
   Gross Profit .........................        1,353            1,976            9,559           11,488            9,418
   General & administrative expenses ....        1,259              904            3,759            5,279            4,054
   Total operating expenses .............        6,744            2,918           14,531           20,458           19,081
   Net (loss) ...........................       (5,450)          (1,385)          (4,203)         (12,379)         (10,822)
   Net (loss) per share .................         (.12)            (.04)            (.11)            (.43)            (.63)
   Weighted average shares outstanding...   44,102,624       35,461,592       36,639,261       29,103,092       17,168,883

                                              As of
                                            December 31,         As of June 30,
                                         -----------------     -----------------
                                          2003       2002       2003       2002
                                         ------     ------     ------     ------
                                            (Unaudited)
Balance Sheet Data:
  Current assets .....................    8,280      9,370     10,914     21,585
  Total assets .......................   46,467     66,527     53,127     80,519
  Current liabilities ................   18,107     24,453     22,187     35,660
  Long-term liabilities ..............      210      6,038      5,317      1,079
  Stockholders' equity ...............   28,150     35,946     25,623     43,780
  Working capital deficiency .........    9,827     15,173     11,273     14,075

                                  RISK FACTORS

      Please consider the following risks and uncertainties together with the other information presented in this prospectus, and including any information incorporated herein by reference, before investing in our common stock. The trading price of our common stock could decline due to any of the following risks, and you might lose all or part of your investment. The risks and uncertainties we have described are not the only ones our company faces. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. There are also a number of risks related to our business that are continuously disclosed in our Securities and Exchange Commission filings, which are incorporated in this prospectus by reference. Please read them all carefully.

                          Risks Related to Our Business

We may need to obtain additional financing.

      We have had recurring losses from continuing operations and negative cash flows from operations. Such losses have been funded primarily from cash received from the sale of our stock and from debt financings, as well as cash received from the sale of discontinued operations. We have implemented and will continue to implement cost reductions designed to minimize such losses. However, if our existing cash balances are not sufficient to meet our liquidity needs, support our future expansion needs and achieve our strategic goals, we may require additional funds. If adequate funds are not available on acceptable terms, we may be required to divest certain contracts or other assets that are not central to our business strategy. We will continue to pursue a number of initiatives intended to minimize our losses in the event that gross margins from sales do not occur as planned. However, we cannot assure you that we will not require additional working capital for our operations.

We have a dependence on contracts with government agencies, which, if terminated or reduced, would have a material adverse effect on our company.

      The majority of our revenues are derived from sales to government agencies. Such government agencies may be subject to budget cuts or budgetary constraints or a reduction or discontinuation of particular project funding. A significant reduction in funds available for government agencies to purchase professional services and related products would have a material adverse effect on our business, financial condition and results of operations.

We may not be able to attract and retain professional staff necessary for existing and future projects.

      Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled employees, particularly project managers and other senior technical personnel. Despite current high unemployment rates, there is significant competition for employees with the skills required to perform the services we offer. Although we have entered into employment agreements with certain significant employees, these employees and other significant employees who have not entered into employment agreements may terminate their employment at any time. In particular, qualified project managers and senior technical and professional staff are in great demand and competition for such persons is likely to increase. If we are unable to attract, retain and train skilled employees, it could impair our ability to adequately manage and staff our existing projects and to bid for or obtain new projects, which would have a material adverse effect on our business, financial condition and results of operations. In addition, the failure of our employees to achieve expected levels of performance could adversely affect our business. There can be no assurance that a sufficient number of skilled employees will continue to be available, or that we will be successful in training, retaining and motivating current or future employees. In addition, if one or more of our significant employees resigns to join a competitor or to form a competing company, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to compete successfully in the information technology and consulting services markets.

      The information technology (IT) products and related services markets are highly competitive and are served by numerous international, national and local firms. There can be no assurance that we will be able to compete effectively in these markets. Market participants include systems consulting and integration firms such as national accounting firms and related entities, internal information systems groups of our prospective clients, professional services companies, hardware and application software vendors, and divisions of both large integrated technology companies and outsourcing companies. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than we do. In addition, there are relatively low barriers to entry into the IT products and related services markets, and we have faced, and expect to continue to face, additional competition from new entrants into the IT products and related services markets.

We may not be able to identify, acquire or integrate new businesses, which could adversely impact our business.

      A component of our business strategy is to expand our presence in new or existing markets by acquiring additional businesses. There can be no assurance that we will be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. Acquisitions involve a number of special risks, including the diversion of management's attention, failure to retain key personnel, increased general and administrative expenses, client dissatisfaction or performance problems with an acquired firm, assumption of unknown liabilities, and other unanticipated events or circumstances. Any of these risks could have a material adverse effect on our business, financial condition and results of operations.

We anticipate that our revenue and operating results will fluctuate, which could adversely affect the price of our common stock.

      Our operating results have fluctuated and will fluctuate in the future as a result of many factors, including:

            o general economic conditions and weakness in IT spending;

            o the loss or consolidation of one or more of our significant suppliers or customers;

            o market acceptance and product life of the products we distribute;

            o competitive conditions in our industry, which may impact our margins;

            o pricing, margin and other terms with our suppliers; and

            o changes in our costs and operating expenses.

Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

We depend on a small number of vendors to supply the IT products that we sell and the loss of, or a material change in, our business relationship with a major supplier could adversely affect our business, financial position and operating results.

         Our future success is highly dependent on our relationships with a small number of manufacturers and distributors such as Tech Data and Ingram Micro Corporation. While we are an authorized reseller of products for over 50 manufacturers, the sales of products manufactured by Cisco and Novell accounted for approximately 51% of our product revenues in the information technologies segment during the last fiscal year and approximately 21% of our total revenues for the same period. Our reseller agreements are generally terminable on 30 to 90 days' notice or immediately upon the occurrence of certain events, and are subject to periodic renewal. The loss of a major manufacturer or the deterioration of our relationship with a major manufacturer could have a material adverse effect on our business as certain product offerings that are requested by customers would be unavailable to us. In addition, our suppliers may face liquidity or solvency issues, which, in turn, could negatively affect our business and operating results.

Our gross margins are low, which magnifies the impact of variations in revenue, operating costs, bad debts and interest expense on our operating results.

      As a result of intense price competition in the IT products industry, our gross margins are low, and we expect them to continue to be low in the future. Increased competition arising from industry consolidation and low demand for certain IT products may hinder our ability to maintain or improve our gross margins. These low gross margins magnify the impact of variations in revenue, operating costs, bad debts and interest expense on our operating results. A portion of our operating expenses is relatively fixed, and planned expenditures are based in part on anticipated orders that are forecasted with limited visibility of future demand. As a result, we may not be able to reduce our operating expenses as a percentage of revenue to mitigate any further reductions in gross margins in the future. If we cannot proportionately decrease our cost structure in response to competitive price pressures, our business and operating results could suffer.

      We receive purchase discounts and rebates from third-party suppliers based on various factors, including sales or purchase volume and breadth of customers. A decrease in net sales could negatively affect the level of volume rebates received from our third-party suppliers and thus, our gross margins. A decrease or elimination of purchase discounts and rebates from our third-party suppliers could adversely affect our business and operating results.

      We rely upon third-party vendors for the provision of a significant portion of the IT services that we provide to our customers. The deterioration of our relationship with a major third-party service provider could have an adverse impact on our business.

      Our professional workforce is partially comprised of individuals under contract from third-party professional staffing firms. We currently employ approximately 90 professionals from such firms for the provision of services to our customers, representing approximately 60 percent of our total professional services workforce. If professional staff that we are utilizing become unavailable from a significant vendor, we would be required to find alternative sources of such professional staffing services. Interruptions in services provided to our customers could have an adverse impact on our business.

We depend on third-party suppliers to maintain an adequate supply of products to fulfill customer orders on a timely basis, and any supply shortages or delays could cause us to be unable to fulfill orders on a timely basis, which, in turn, could harm our business, financial position and operating results.

      Our ability to obtain particular products in the required quantities and to fulfill customer orders on a timely basis is critical to our success. In most cases, we have no guaranteed price or delivery agreements with our third-party suppliers. We occasionally experience a supply shortage of certain products as a result of strong demand or problems experienced by our third-party suppliers. If shortages or delays persist, the price of those products may increase, or the products may not be available at all. In addition, our third-party suppliers may decide to distribute, or to substantially increase their existing distribution business, through other distributors, their own dealer networks, or directly to our customers. Accordingly, if we are not able to secure and maintain an adequate supply of products to fulfill our customer orders on a timely basis, our business, financial position and operating results may be adversely affected.

We may become involved in intellectual property or other disputes that could cause us to incur substantial costs, divert the efforts of our management, require us to pay substantial damages or require us to obtain a license, which may not be available on commercially reasonable terms, if at all.

      We may from time to time receive notifications alleging infringements of intellectual property rights allegedly held by others relating to our business or the products we sell or resell. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have an adverse effect on our business. Although we generally have various levels of indemnification protection from our suppliers, in many cases any indemnification to which we may be entitled is subject to maximum limits or other restrictions. If any infringement claim is successful against us and if indemnification is not available or sufficient, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party's intellectual property rights. We may be unable to obtain such a license on commercially reasonable terms, if at all.

      We are from time to time involved in other litigation in the ordinary course of business. We may not be successful in defending these or other claims. Regardless of the outcome, litigation can result in substantial expense and could divert the efforts of our management.

The intellectual technology industry is subject to rapidly changing technologies and process developments, and we may not be able to adequately adjust our business to these changes, which, in turn, would harm our business and operating results.

      Dynamic changes in the intellectual technology industry have resulted in new and increased responsibilities for management personnel and have placed, and continue to place, a significant strain upon our management, operating and financial systems and other resources. We may be unable to successfully respond to and manage our business in light of industry developments and trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale or to respond to changes in the intellectual technology industry could adversely affect our business and operating results.

                          Risks Related to Our Offering

Significant fluctuations in the market price of our common stock could result in securities class action claims against us, which could seriously harm our business.

      Securities class action claims have been brought against companies in the past where volatility in the market price of that company's securities has taken place. This kind of litigation could be very costly and divert our management's attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could adversely affect our business and operating results.

You may suffer dilution in your ownership of our shares from the exercise or conversion of options, warrants, and convertible securities issued to other persons.

      There are outstanding options, warrants, and convertible securities to acquire shares of our common stock and we may grant additional rights in the future. If any of the outstanding options, warrants, or convertible securities are exercised or converted, your percentage ownership in the common stock will be reduced. So long as these options, warrants, and convertible securities are exercisable, the holders will have the opportunity to profit from a rise in the price of our common stock. The existence of such options, warrants, and convertible securities may adversely affect the terms on which we can obtain additional financing. The holders of such options, warrants, and convertible securities can be expected to exercise them at a time when we would probably be able to obtain additional capital by an offering of our common stock at a price higher than the exercise price of these outstanding options, warrants, and convertible securities.

      If we or our existing stockholders sell additional shares of our common stock after this offering, the market price of our common stock could decline. The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

A limited public market for our common stock may impair your liquidity and/or return on investment.

      There is currently a limited trading market for our shares of common stock, and there can be no assurance that a more substantial market will ever develop or be maintained. Any market price for shares of our common stock is likely to be very volatile, and numerous factors beyond our control may have a significant adverse effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. The price for our common stock and the volume of shares traded fluctuate. Consequently, persons who invest in our common stock may not be able to use their shares as collateral for loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, holders may not be able to resell their shares, or may not be able to sell their shares at or above the price they paid for them.

We do not anticipate that we will pay cash dividends on our common stock.

      We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future.

Our governing document and applicable laws discourage takeover attempts even if doing so might be beneficial to our stockholders.

      Our governing documents and applicable laws include provisions that may discourage a takeover attempt. Provisions contained in our certificate of incorporation and by-laws, including the following provisions and Delaware law, could make it difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders:

        o a staggered board of directors, where stockholders elect only a minority of the board each year; and

        o the ability of our board of directors to issue preferred stock without a stockholder vote.

Certain of our shares are eligible for future sales and may affect the price of our common stock.

      Sales of unrestricted securities may also have an adverse effect on any market that may develop in our common stock. Under Rules 144, 144(d) and 701 of the Securities Act of 1933, if certain conditions are satisfied, for restricted shares that are held for more than one year, each holder of such shares can sell up to 1% of the total of our issued and outstanding shares during any three month period. In addition, for restricted shares held for more than two years, a stockholder who is not our affiliate and who has not been our affiliate for 90 days prior to the sale, may resell these shares pursuant to Rule 144(k) without compliance with many of the conditions under Rule 144. Once these shares enter the market, their sale may have a depressive effect on the market price of our stock.

We cannot assure you of the continued listing of our securities on the Nasdaq SmallCap Market and other securities exchanges and associations.

      Although our common stock is currently listed on The Nasdaq SmallCap Market, we cannot assure you that we will be able to continue to satisfy the minimum listing requirements. Between October 23, 2003 and April 12, 2004, the closing price of our common stock as reported on The Nasdaq SmallCap Market was below $1.00 per share, the minimum requirement for continued inclusion on The Nasdaq SmallCap Market. Although the closing price of our common stock has exceeded $1.00 before and after that period at various times, the closing price of our common stock might again fall below $1.00 per share for an extended period of time. A failure to meet the continued inclusion requirement for closing price of our common stock would be determined to exist if the deficiency continues for a period of more than 30 consecutive trading days. Upon notification by Nasdaq of such failure, we would have a period of 90 calendar days from such notification to achieve compliance.

      In the event our common stock is delisted from Nasdaq, the trading market for such securities could be disrupted. This could make it difficult for investors to trade in our common stock and attain liquidity for their investment in our common stock. If our common stock is delisted from The Nasdaq SmallCap Market, we may or may not apply for listing on the OTC Bulletin Board or another quotation system or exchange on which we could qualify. We cannot guarantee, however, that we would apply for listing on another quotation system or exchange if we are delisted from The Nasdaq SmallCap Market, or that if we do apply for listing that we would be eligible for such listing, Even if we do become listed on such alternative quotation system or exchange, we cannot guarantee that we would be able to maintain such status.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale by the selling stockholders of shares in this offering. We may receive proceeds from the issuance of shares upon the exercise of the warrants by the selling stockholders pursuant to their warrants. We expect to use such proceeds for working capital and for other general corporate purposes.

                                 DIVIDEND POLICY

      We have never paid or declared any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                           SHARES ELIGIBLE FOR RESALE

      Future sales of a substantial number of shares of our common stock in the public market could adversely affect market prices prevailing from time to time. Under the terms of this offering, the shares of common stock offered may be resold without restriction or further registration under the Securities Act of 1933, except that any shares purchased by our "affiliates," as that term is defined under the Securities Act, may generally only be sold in compliance with Rule 144 under the Securities Act.

Sale of Restricted Shares

      Certain shares of our outstanding common stock were issued and sold by us in private transactions in reliance upon exemptions from registration under the Securities Act and have not been registered for resale. Additional shares may be issued pursuant to outstanding warrants and options. Such shares may be sold only pursuant to an effective registration statement filed by us or an applicable exemption, including the exemption contained in Rule 144 promulgated under the Securities Act.

      In general, under Rule 144 as currently in effect, a stockholder, including one of our affiliates, may sell shares of common stock after at least one year has elapsed since such shares were acquired from us or our affiliate. The number of shares of common stock which may be sold within any three-month period is limited to the greater of (i) one percent of our then outstanding common stock or (ii) the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144. Certain other requirements of Rule 144 concerning availability of public information, manner of sale and notice of sale must also be satisfied. In addition, a stockholder who is not our affiliate, who has not been our affiliate for 90 days prior to the sale, and who has beneficially owned shares acquired from us or our affiliate for over two years may resell the shares of common stock without compliance with many of the foregoing requirements under Rule 144.

                              SELLING STOCKHOLDERS

      All of the offered shares are to be sold by persons who are existing security holders of DynTek. The selling stockholders acquired their shares and warrants in private placements occurring in June and July 2003, as well as in January, April and May 2004. For purposes of this prospectus, we have assumed that the number of shares issuable upon exercise of warrants, and available for resale hereunder, is subject to adjustment in connection with the occurrence of a stock split, stock dividend, or similar transaction resulting in an adjustment in the number of shares subject to warrants.

      Pursuant to securities purchase agreements and registration rights agreements with each of the selling stockholders, we filed a registration statement, of which this prospectus forms a part, in order to permit those stockholders to resell to the public the shares of common stock that they purchased pursuant to those agreements and that they acquire upon any exercise of warrants acquired in the same transactions.

      The selling stockholders may sell up to 34,044,668 shares of our common stock pursuant to this prospectus.

      The table that follows sets forth as of May 3, 2004:

     o   the name of each selling stockholders;

     o certain beneficial ownership information with respect to the selling stockholders;

     o the number of shares that may be sold from time to time by each selling stockholder pursuant to this prospectus; and

     o the amount (and, if one percent or more, the percentage) of common shares to be owned by each selling stockholder if all offered shares are sold.

      Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities. Common shares that are issuable upon the exercise of outstanding options, warrants or other purchase rights, to the extent exercisable within 60 days of May 3, 2004, are treated as outstanding for purposes of computing each selling stockholder's percentage ownership of outstanding common shares.

                                                    Prior to Offering                                After Offering (1)
                                          -------------------------------------                    ---------------------
                                                                    Derivative      Shares
Name                                        Shares     Percent(2)   Securities+     Offered        Shares    Percent (2)
----                                      ---------    ----------   -----------    ---------       ------    -----------
21st Century Investor LLC                   120,000         *           20,000        120,000       - 0 -         0%
Adams, Donald                             1,440,000        3%          240,000      1,440,000       - 0 -         0%
Adkins, Douglas                             840,000        2%          140,000        840,000       - 0 -         0%
Alec Balestra Irrevocable Trust             138,000         *           23,000        138,000       - 0 -         0%
Armitage, Barclay M.                        240,000         *           40,000        240,000       - 0 -         0%
Assante, Michael J.                         132,000        1%           22,000        132,000       - 0 -         0%
Attanasi, Louis J.                           60,000         *           10,000         60,000       - 0 -         0%
Barnet Resnick Trust                        120,000         *           20,000        120,000       - 0 -         0%
Becker, Martin                               60,000         *           10,000         60,000       - 0 -         0%
Ben-Yishay, Arie                            180,000         *           30,000        180,000       - 0 -         0%
Berg, Jack                                  120,000         *           20,000        120,000       - 0 -         0%
Bergstein, Jay                               60,000         *           10,000         60,000       - 0 -         0%
Bindseil, Edwin R.                           60,000         *           10,000         60,000       - 0 -         0%
Blockstein, David                            24,000         *            4,000         24,000       - 0 -         0%
Brady, Robert                                24,000         *            4,000         24,000       - 0 -         0%
Brady, Ronald                                24,000         *            4,000         24,000       - 0 -         0%
Bradley, Charles                             60,000         *           10,000         60,000       - 0 -         0%
Broadband Capital Management                360,000        1%           60,000        360,000       - 0 -         0%
Brunnschweiler, Christian and
Erika                                       153,000         *           63,000        153,000       - 0 -         0%
C. Peter Clapp Revocable Trust              237,600         *            8,000        237,600       - 0 -         0%
Cabral, Raymond P.                           60,000         *           10,000         60,000       - 0 -         0%
Calcagno, Salvatore                          68,000         *           28,000         68,000       - 0 -         0%
Carter, Jeffrey                              60,000         *           10,000         60,000       - 0 -         0%
Castrovinci, Louis                           48,000         *            8,000         48,000       - 0 -         0%
Cocke, Gregory (South West
   Securities as IRA Custodian)             489,600        1%           57,600        489,600       - 0 -         0%
Cocke, Gregory and Susan                    771,800        1%          317,000        771,800       - 0 -         0%
Cocke, Susan (South West
   Securities as IRA Custodian)              91,800         *           10,800         91,800       - 0 -         0%
Cohen, Richard                              240,000         *           40,000        240,000       - 0 -         0%
Cosentino, Samuel                           100,000         *          100,000        100,000       - 0 -         0%
De Cresenzo, Al                              24,000         *            4,000         24,000       - 0 -         0%
DeSimone, Dominick                          414,400        1%          152,400        414,400       - 0 -         0%
Ditri, Arnold                               240,000         *           40,000        240,000       - 0 -         0%
Drucker, Mel                                 71,400         *           29,400         71,400       - 0 -         0%
Duncan Capital LLC                          466,667        1%          388,889        466,667       - 0 -         0%
Erlanger, Jack                               60,000         *           10,000         60,000       - 0 -         0%
Filon, William                               60,000         *           10,000         60,000       - 0 -         0%
Finkle, S. Marcus                           120,000         *           20,000        120,000       - 0 -         0%
Giaccio, John                                34,000         *           14,000         34,000       - 0 -         0%
Gillings, Robert                             26,400         *            4,400         26,400       - 0 -         0%
Grandis, Russel                              36,000         *            6,000         36,000       - 0 -         0%
Grinbaum, Mark and Tatyana                   60,000         *           10,000         60,000       - 0 -         0%
H.T. Ardinger                                75,758         *           75,758         75,758       - 0 -         0%
Hansen, J. Burke                             60,000         *           10,000         60,000       - 0 -         0%
Harms, William H.                           240,000         *           40,000        240,000       - 0 -         0%
Heim, William                               100,800         *           16,800        100,800       - 0 -         0%

----------
+ This column identifies the number of shares underlying warrants and convertible notes that are included in the number of shares appearing in the Shares held "Prior to Offering" and the "Shares Offered" columns.

                                                    Prior to Offering                                After Offering (1)
                                          -------------------------------------                    ---------------------
                                                                    Derivative      Shares
Name                                        Shares     Percent(2)   Securities+     Offered        Shares    Percent (2)
----                                      ---------    ----------   -----------    ---------       ------    -----------
Inskip, Harold                               60,000          *           10,000        60,000       - 0 -         0%
Iverson, Anita                               90,000          *           15,000        90,000       - 0 -         0%
Jalowicz, Sandra                             18,000          *            3,000        18,000       - 0 -         0%
Justin Balestra Irrevocable
   Trust                                    138,000          *           23,000       138,000       - 0 -         0%
King, Christopher and Michele               261,830         1%           31,980       261,830       - 0 -         0%
Lange, Daniel and Claire                     60,000          *           10,000        60,000       - 0 -         0%
Laurus Master Fund, Ltd. (3)              4,313,889         8%        4,313,889     4,313,889       - 0 -         0%
Leviticus Partners LP                       600,000         1%          100,000       600,000       - 0 -         0%
Lisyansky, Alexander                         84,000          *           14,000        84,000       - 0 -         0%
Lyons , Frank                               120,000          *           20,000       120,000       - 0 -         0%
Mahler, Richard                              24,000          *            4,000        24,000       - 0 -         0%
Maltese, Robert                             204,000          *           34,000       204,000       - 0 -         0%
Marks, Fredric                               14,000          *           14,000        14,000       - 0 -         0%
McGregor, Dan                               102,000          *           42,000       102,000       - 0 -         0%
Meshel, Jeffrey                             120,000          *           20,000       120,000       - 0 -         0%
Montalbine, Robert                           78,000          *           13,000        78,000       - 0 -         0%
MSR Consultants                             227,273          *           75,758       227,273       - 0 -         0%
Murello, Robert                              60,000          *           10,000        60,000       - 0 -         0%
Onischenko,Tarras                            24,000          *            4,000        24,000       - 0 -         0%
Page, Neil                                   36,000          *            6,000        36,000       - 0 -         0%
Pericelli, Louis                             24,000          *            4,000        24,000       - 0 -         0%
Philip L. Byrnes Trust                       60,000          *           10,000        60,000       - 0 -         0%
Puccio, Frederick J.                        300,000         1%           50,000       300,000       - 0 -         0%
Puccio, Jr., Gerry                          420,000         1%           70,000       420,000       - 0 -         0%
Puma, Joseph                              1,071,200         2%          345,200     1,071,200       - 0 -         0%
Rabito, Louis and Anthony
   Agresti                                   24,000          *            4,000        24,000       - 0 -         0%
RBD Limited                                 240,000          *           40,000       240,000       - 0 -         0%
Realty Appraisal Defined
   Benefit Pension Plan                      78,000          *           13,000        78,000       - 0 -         0%
RH Damon & Co.                            2,067,692         4%          274,649     2,067,692       - 0 -         0%
Roschwalb, Arthur                            48,000          *            8,000        48,000       - 0 -         0%
Rosenbaum, Michael                          480,000         1%           80,000       480,000       - 0 -         0%
Ruggieri, David                             600,000         1%          100,000       600,000       - 0 -         0%
Ruggieri, David and Victoria                227,273          *           75,758       227,273       - 0 -         0%
Russ, Kenneth and Joanne                     78,000          *           13,000        78,000       - 0 -         0%
Russ, Linda                                  12,000          *            2,000        12,000       - 0 -         0%
Scamardella, John                           720,000         1%           12,000       720,000       - 0 -         0%
Schrifrien, Steven                           24,000          *            4,000        24,000       - 0 -         0%
Serrano, Joseph and Pilar                   177,600          *           29,600       177,600       - 0 -         0%
Sharkey, Kenneth                             60,000          *           10,000        60,000       - 0 -         0%
Silvaslian, Peter K.                        120,000          *           40,000       120,000       - 0 -         0%
Silvaslian, Peter K. and Lillian            290,000         1%           90,000       290,000       - 0 -         0%
Spagnuolo, Santo                             30,000          *            5,000        30,000       - 0 -         0%
Sunderman Setty MD Trust                    120,000          *           20,000       120,000       - 0 -         0%
Trimble, Russell H. and Setsuko I.          120,000          *           20,000       120,000       - 0 -         0%
Trust for the Young Family                  120,000          *           20,000       120,000       - 0 -         0%
Valko, Steven J.                            189,600          *           31,600       189,600       - 0 -         0%
Vega, Ricardo                                69,600          *           11,600        69,600       - 0 -         0%
Vingan, Roy                                 120,000          *           20,000       120,000       - 0 -         0%

----------
+ This column identifies the number of shares underlying warrants and convertible notes that are included in the number of shares appearing in the Shares held "Prior to Offering" and the "Shares Offered" columns.

                                                    Prior to Offering                                After Offering (1)
                                          -------------------------------------                    ---------------------
                                                                    Derivative      Shares
Name                                        Shares     Percent(2)   Securities+     Offered        Shares    Percent (2)
----                                      ---------    ----------   -----------    ---------       ------    -----------
Welch, Herbert                              333,854        1%           46,806        333,854       - 0 -         0%
William Armitage Trust                      240,000         *           40,000        240,000       - 0 -         0%
Williamson, Lee A.                          360,000        1%           60,000        360,000       - 0 -         0%
Adkins, M. Douglas                          652,175        1%          217,392        652,175       - 0 -         0%
Alki Fund Ltd                               164,348         *           54,783        164,348       - 0 -         0%
Alki Partners L.P.                          226,956         *           75,652        226,956       - 0 -         0%
Alpha Capital AG                            456,522        1%          152,174        456,522       - 0 -         0%
Bridges and Pipes LLC                       652,175        1%          217,392        652,175       - 0 -         0%
Cranshire Capital L.P.                      456,522        1%          152,174        456,522       - 0 -         0%
DKR Soundshore Oasis Holding
   Fund LTD.                                326,087        1%          108,696        326,087       - 0 -         0%
Duncan Capital LLC                        1,182,099        2%        1,182,099      1,182,099       - 0 -         0%
Goodfriend, David I.                         12,717         *            4,239         12,717       - 0 -         0%
Greenwich Growth Fund Limited               130,436         *           43,479        130,436       - 0 -         0%
Kaywell, James W.                            58,695         *           19,565         58,695       - 0 -         0%
Laurel Ridge Capital L.P.                   525,000        1%          175,000        525,000       - 0 -         0%
Mandelbaum, Amnon                           114,456         *           38,152        114,456       - 0 -         0%
Raven Offshore Master L.P.                  521,739        1%          173,913        521,739       - 0 -         0%
RHP Master Fund, Ltd                        652,175        1%          217,392        652,175       - 0 -         0%
Rockwood Group, LLC                         130,436         *           43,479        130,436       - 0 -         0%
Ruggieri, David                             391,305        1%          130,435        391,305       - 0 -         0%
Sands Brothers Venture Capital               65,217         *           21,739         65,217       - 0 -         0%
Sands Brothers Venture Capital II            65,217         *           21,739         65,217       - 0 -         0%
Sands Brothers Venture Capital III          391,305        1%          130,435        391,305       - 0 -         0%
Sands Brothers Venture Capital IV           130,436         *           43,479        130,436       - 0 -         0%
Stonestreet L.P.                            652,175        1%          217,392        652,175       - 0-          0%
Sunrise Equity Partners, L.P.               525,000        1%          175,000        525,000       - 0 -         0%
TCMP3 Partners                              391,305        1%          130,435        391,305       - 0 -         0%
The Balboa Fund, L.P.                       501,669        1%          167,223        501,669       - 0 -         0%
The Balboa Fund, LTD                        270,173        1%           90,058        270,173       - 0 -         0%
The Chelonia Fund, Ltd.                     206,420         *           68,807        206,420       - 0 -         0%
Treeline Investment Partners, L.P.          130,436         *           43,479        130,436       - 0 -         0%
Whalehaven Fund Limited                     130,436         *           43,479        130,436       - 0 -         0%
Total (1)                                34,044,668                 12,634,168     34,044,668

----------
+ This column identifies the number of shares underlying warrants and convertible notes that are included in the number of shares appearing in the Shares held "Prior to Offering" and the "Shares Offered" columns.

*   Represents less than one percent of the outstanding common shares.

(1) Assuming the sale by each selling stockholder of all of the shares offered hereunder by such selling stockholder. There can be no assurance that any of the shares offered hereby will be sold.

(2) The percentages set forth above have been computed assuming the number of common shares outstanding equals the sum of (a) 51,723,889, which is the number of common shares actually outstanding on April 27, 2004, and (b) common shares subject to exercisable warrants and conversion rights held by each selling stockholder, respectively.

(3) Shares to be sold consists of 3,888,889 shares issuable upon the conversion of the $3.5 million Convertible Term Note and 425,000 shares issuable upon the exercise of common stock purchase warrants. Laurus Master Fund, Ltd. Has contractually agreed to beneficial ownership limitations that restrict the conversion or exercise of securities held by Laurus to less than 5% at any point in time.

      The shares beneficially owned by the selling stockholders as a group include shares of common stock issuable by us upon the exercise of warrants held by the selling stockholders, all of which are offered pursuant to this prospectus.

      We believe that voting and investment power with respect to shares shown as beneficially owned by selling stockholders that are entities resides with individuals that disclaim beneficial ownership of those shares. There can be no assurance that any of the shares offered hereby will be sold.

                              PLAN OF DISTRIBUTION

General

      The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered through this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker/dealer solicits purchasers;

     o block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker/dealer as principal and resale by the broker/dealer for its account;

     o an exchange distribution in accordance with the Rules of the applicable exchange;

     o   privately negotiated transactions;

     o   settlement of short sales;

     o broker/dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

     o   a combination of any such methods of sale; and

     o   any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Exchange Act of 1993, as amended (the "Act"), if available, rather than under this prospectus.

      Broker/dealers engaged by the selling stockholders may arrange for other brokers/dealers to participate in sales. Broker/dealers may receive commissions from the selling stockholders (or, if any broker/dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions to exceed what is customary in the types of transactions involved.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders and any broker/dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Act in connection with such sales. In such event, any commissions received by such broker/dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions under the Act. The selling stockholders have each informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

      The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, may apply to sales of our common stock and activities of the selling stockholders.

Registration Obligations

      Under certain registration rights agreements, as well as investment banking agreements, we have agreed to register the shares for resale by the selling stockholders under the Act and to maintain the effectiveness of that registration until the earliest date on which:

     o all the shares acquired by selling stockholders to which such registration rights agreements relate have been disposed of pursuant to the registration statement; or

     o all shares acquired by selling stockholders to which such registration rights agreements relate may be sold under the provisions of Rule 144 without limitation as to volume, whether pursuant to Rule 144(k) or otherwise.

      We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Act. We estimate that our costs associated with such registration will be approximately $50,000.

                                  LEGAL MATTERS

      The validity of the issuance of the common stock offered hereby will be passed upon for us by Nixon Peabody LLP, New York, New York.

                                     EXPERTS

      Our financial statements as of and for the year ended June 30, 2003, incorporated into this prospectus by reference to our 2003 Annual Report on Form 10-K, have been so incorporated in reliance on the report of Marcum & Kliegman, P.C., Certified Public Accountants, given upon the authority of such firm as experts in accounting and auditing. Our financial statements as of and for the years ended June 30, 2002 and June 30, 2001, incorporated into this prospectus by reference to our 2002 and 2001 Annual Reports on From 10-K, respectively, have been so incorporated in reliance on the report of Grassi & Co., P.C., Certified Public Accountants, given upon the authority of such firm as experts in accounting and auditing.

                       DOCUMENTS INCORPORATED BY REFERENCE

      We are incorporating by reference in this prospectus the following documents that have been filed by us with the Securities and Exchange
Commission:

      1. Annual Report on Form 10-K for the year ended June 30, 2003 (SEC File No. 001-11568).

      2. Quarterly Reports on Form 10-Q (SEC File No. 001-11568) for the quarters ended:

            o   September 30, 2003; and

            o   December 31, 2003.

      3.    Current Reports on Form 8-K (SEC File No. 001-11568) dated:

            o   July 9, 2003;

            o   July 25, 2003;

            o   December 9, 2003;

            o   February 3, 2004;

            o   February 10, 2004;

            o   February 23, 2004;

            o   April 1, 2004;

            o   April 15, 2004; and

            o   May 3, 2004

Subsequent Filings

         We are also incorporating by reference additional documents that may be filed by us with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and proxy statements, except for information furnished under Item 9 and Item 12 of the Form 8-K, which is not deemed filed and not incorporated by reference herein. Information that we file with the Securities and Exchange Commission will automatically update and may replace information in this prospectus and information previously filed with the Securities and Exchange Commission.

      This prospectus incorporates by reference documents that are not presented or delivered to you with it. You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

                                  DynTek, Inc.
                       18881 Von Karman Avenue, Suite 250
                            Irvine, California 92612
                              Attention: President
                                 (949) 955-0078

      Documents may also be available on our website at www.dyntek.com. Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We currently file quarterly and annual reports with the SEC on Forms 8-K, 10-Q and 10-K. We have filed with the SEC, under the Securities Act of 1933, a registration statement on Form S-3 with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. The omitted information may be inspected and copied at the Public Reference Room maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Copies of such materials can be obtained from the public reference section of the SEC at prescribed rates. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the registration statement, each statement made in this prospectus relating to such documents being qualified in all respect by such reference.

      For further information with respect to DynTek and the securities being offered hereby, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      All amounts, except the SEC registration fee, are estimates. None of the expenses will be paid by the selling stockholders.

      SEC Registration Fee .....................................      $ 4,703.00
      Nasdaq SmallCap Market Listing Fee .......................            0.00
      Printing Costs ...........................................       10,000.00
      Legal Fees and Expenses ..................................       30,000.00
      Accounting Fees and Expenses .............................        5,000.00
      Blue Sky Fees and Expenses ...............................        1,000.00
      Transfer Agent and Registrar Fees ........................            0.00
      Miscellaneous ............................................          297.00
                                                                      ----------
      Total ....................................................      $51,000.00
                                                                      ==========

Item 15. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the Securities Act).

      Our Certificate of Incorporation and By-Laws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. Our By-Laws require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. We have purchased an insurance policy that insures both DynTek and its officers and directors against exposure and liability normally insured against under such policies.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits and Financial Statement Schedules

      (a) Exhibits

      See Exhibit Index immediately following the Signatures.

      (b) Financial Statement Schedules

      None.

Item 17. Undertakings

      The undersigned registrant hereby undertakes that:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided, however, That paragraphs (a)1(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on the ___ day of _______, 2004.

                  DynTek, Inc.

                  By:
                      /s/ Steven J. Ross
                      -----------------------------------------------
                      Steven J. Ross
                      President, Chief Executive Officer and Chairman

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven J. Ross and James Linesch and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement (and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, for the offerings to which this Registration Statement relates), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          Signature                                Title                                 Date
          ---------                                -----                                 ----
  /s/ Steven J. Ross                      Director, President                        May 3, 2004
-----------------------------------       Chief Executive Officer, and Chairman
Steven J. Ross                            (Principal Executive Officer)


  /s/ James Linesch                       Director, President                        May 3, 2004
-----------------------------------       Chief Financial Officer
James Linesch                             (Principal Financial and Accounting
                                          Officer)


  /s/ Brian D. Bookmeier                  Director                                   May 3, 2004
-----------------------------------
Brian D. Bookmeier

  /s/ Michael W. Grieves                  Director                                   May 3, 2004
-----------------------------------
Dr. Michael W. Grieves

  /s/ Marshall Toplansky                  Director                                   May 3, 2004
-----------------------------------
Marshall Toplansky

                                  EXHIBIT INDEX

Exhibit Number                   Description of Exhibit

2.1 Agreement and Plan of Merger, dated February 18, 2000, among DynTek, DynTek Services, Inc. and Data Systems Network Corporation. (1)

2.2 Second Amendment to Agreement and Plan of Merger, dated as of June 28, 2000, among DynTek, DynTek Services, Inc. and Data Systems Network Corporation (24)

2.3 Agreement and Plan of Merger, dated May 17, 2000, between DynTek, Inc., Big Tech Acquisition Corp. and Big Technologies, Inc. (3)

2.4 Second Amendment to the Agreement and Plan of Merger, dated as of June 28, 2000, between DynTek, Inc. DynTek Services, Inc. and Data Systems Network Corporation. (4)

2.5 Agreement and Plan of Reorganization, dated as of April 25, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc. (5)

2.6 Agreement and Plan of Merger, dated as of December 27, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc. (23)

2.7 Stock Option Agreement, dated as of April 25, 2001, between DynTek, Inc. and DynCorp. (5)

2.8 First Amendment to Agreement and Plan of Reorganization, dated as of July 9, 2001, among DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc. (5)

2.9 Fourth Amendment to Agreement and Plan of Reorganization, dated as of December 27, 2001, DynCorp Management Resources, Inc., Newport Acquisition Corp., DynCorp and DynTek, Inc. (23)

3(i)           Amended and Restated Charter of DynTek, Inc. (2)(4)(23)

3(ii)          Amended and Restated By-Laws of DynTek, Inc. (23)

4.1            Specimen Common Stock Certificate of DynTek, Inc. (6)

4.2 Specimen of Series A Convertible Preferred Stock Certificate of DynTek, Inc. (4)

4.3            Specimen of Redeemable Common Stock Purchase Warrant. (8)

4.4 Form of Warrant Agent Agreement between the Company and American Stock Transfer and Trust Company. (7)

4.5 Amended Warrant Agreement, dated November 30, 1999, between the Company and American Stock Transfer and Trust Company. (2)

4.6 Second Amended Warrant Agreement, dated as of November 30, 2000, between DynTek, Inc. and American Stock Transfer & Trust Company.
               (10)

4.7 Third Amended Warrant Agreement, dated as of April 10, 2001, between DynTek, Inc. and American Stock Transfer & Trust Company.
               (11)

4.6            Form of Underwriter's Warrant Agreement. (9)

4.7 1992 Employee Incentive Stock Option Plan, including form of Incentive Stock Option Agreement. (7)

4.8            Form of Amendment to 1992 Employee Incentive Stock Option Plan.
               (12)

4.9            1998 Non-Employee Director Stock Option Plan. (13)

4.10           2001 Employee Incentive Stock Option Plan. (14)

4.11           Form of 20% Investor Warrant. (26)

4.12           Form of 30% Investor Warrant. (26)

4.13           Form of Placement Agent Warrant Agreement between DynTek, Inc.
               and Rockwood Inc. (26)

4.14           Form of Series A Warrant (30)

4.15           Form of Series B Warrant (30)

4.16           Form of Placement Agent Warrant issued to Duncan Capital LLC (30)

5              Opinion of Nixon Peabody LLP.

10.1 Letter Agreement, dated May 24, 2000, between Core Strategies, LLC and DynTek, Inc. (4)

10.2 Form of Consulting Agreement, dated June 1, 2000, between The Exigo Group and DynTek, Inc. (4)

10.3 Employment Agreement, dated as of August 14, 2000, between DynTek, Inc. and James Linesch. (15)

10.4 Letter, dated August 15, 2001, from DynTek, Inc. to James Linesch amending the Employment Agreement, dated as of August 14, 2000, between DynTek, Inc. and James Linesch. (16)

10.5           Letter Agreement, dated November 3, 2000, between DynTek, Inc.
               and LaborSoft Corporation. (17)

10.6 Employment Agreement, dated as of December 10, 2001, between DynTek, Inc. and Steven J. Ross. (23)

10.7 Registration Rights Agreement, dated as of December 27, 2001, between DynTek, Inc. and DynCorp (23)

10.8 Stock Purchase and Settlement Agreement, dated August 20, 2002, between DynCorp and DynTek, Inc. (25)

10.9           General Release, dated August 20, 2002, of DynTek, Inc. by
               DynCorp. (25)

10.10 Form of Settlement Agreement between the Commonwealth of Virginia Department of Medical Assistance and DynTek Services, Inc. (27)

10.11 Asset Purchase Agreement, effective March 1, 2003, among DynTek Services, Inc. and First Transit, Inc. (20)

10.12 Factoring Agreement, dated as of July 1, 2003, between Systran Financial Services Corporation, DynTek, Inc. and DynTek Services, Inc. (21)

10.13 Limited Release and Agreement to Indemnify, dated as of July 3, 2003, executed by DynCorp in favor of DynTek, Inc. (16)

10.14 Amendment to Employment Agreement, dated October 8, 2003, between James Linesch and DynTek, Inc. (22)

10.15 Form of Securities Purchase Agreement between DynTek, Inc. and the purchasers listed therein. (26)

10.16 Form of Registration Rights Agreement between DynTek, Inc. and the purchasers listed therein. (26)

10.17 Securities Purchase Agreement, dated January 30, 2004, by and between DynTek, Inc. and an institutional investor with respect to the purchase of DynTek's $3,500,000 Secured Convertible Term Note of even date. (28)

10.18 $3,500,000 Secured Convertible Term Note, dated January 30, 2004, made by DynTek, Inc. in favor of an institutional investor. (28)

10.19 Common Stock Purchase Warrant, dated January 30, 2004, made by DynTek, Inc. in favor of an institutional investor for 425,000 shares of common stock. (28)

10.20 Registration Rights Agreement, dated January 30, 2004, by and between DynTek, Inc. and an institutional investor. (28)

10.21 Security Agreement, dated January 30, 2004, by and between DynTek, Inc. and an institutional investor. (28)

10.22 Security Agreement, dated January 30, 2004, by and between DynTek Services, Inc. and an institutional investor. (28)

10.23          Guaranty, dated January 30, 2004, made by DynTek Services, Inc.
               in favor of an institutional investor. (28)

10.24 Placement Agent's Agreement, dated as of February 27, 2004, by and between DynTek, Inc. and Network 1 Financial Securities, Inc. with respect to the offering of up to 150 Units of securities consisting of shares of common stock and warrants (the "Network 1 Offering"). (29)

10.25 Form of Subscription Agreement with investors in the Network 1 Offering. (29)

10.26 Form of Registration Rights Agreement with investors in the Network 1 Offering. (29)

10.27          Form of Warrant issuable to investors in the Network 1 Offering.
               (29)

10.28 Form of Placement Warrant issuable to Network 1 Financial Securities, Inc. in connection with the Network 1 Offering. (29)

10.29 Securities Purchase Agreement, dated April 27, 2004, between Dyntek, Inc. and purchasers listed therein. (30)

10.30 Registration Rights Agreement, dated April 27, 2004, between Dyntek, Inc. and the purchasers listed herein. (30)

10.31 Securities Purchase Agreement, dated May __, 2004, by and between DynTek, Inc. and Laurus Master Funds, Ltd. ("Laurus Funds") with respect to the purchase of DynTek's $2,500,000 Secured Convertible Term Note of even date. (30)

10.32 $2,500,000 Secured Convertible Term Note, dated May __, 2004, made by DynTek, Inc. in favor of Laurus Funds. (30)

10.33 Common Stock Purchase Warrant, dated May __, 2004, made by DynTek, Inc. in favor of Laurus Funds for 625,000 shares of common stock. (30)

10.34 Registration Rights Agreement, dated May __, 2004, by and between DynTek, Inc. and Laurus Funds. (30)

10.35 Security Agreement, dated May __, 2004, by and between DynTek, Inc. and Laurus Funds. (30)

10.36 Security Agreement, dated May __, 2004, by and between DynTek Services, Inc. and Laurus Funds. (30)

10.37 Guaranty, dated May __, 2004, made by DynTek Services, Inc. in favor of Laurus Funds. (30)

21             Subsidiaries of DynTek, Inc. (10)

23.1           Consent of Marcum & Kliegman LLP

23.2           Consent of Grassi & Co., P.C.

23.3 Consent of Nixon Peabody LLP (contained in the opinion filed as Exhibit 5)

1. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on February 29, 2000.

2. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on December 6, 1999.

3. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on May 9, 2000.

4. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Amendment No. 1 to Registration Statement on Form S-4, filed on July 13, 2000 (File No. 333-36044).

5. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed May 2, 2001.

6. Incorporated by reference, filed as an exhibit to Amendment No. 2 to DynTek, Inc.'s Registration Statement on Form S-1 filed on November 10, 1992 (File No. 333-50426).

7. Incorporated by reference, filed as an exhibit to Amendment No. 1 to DynTek, Inc.'s Registration Statement on Form S-1 filed on October 13, 1992 (File No. 333-50426).

8. Incorporated by reference, filed as an exhibit to Amendment No. 4 to DynTek, Inc.'s Registration Statement on Form S-1 filed on December 4, 1992 (File No. 333-50426).

9. Incorporated by reference, filed as an exhibit to Amendment No. 5 to DynTek, Inc.'s Registration Statement on Form S-1 filed on December 8, 1992 (File No. 333-50426).

10. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on January 11, 2001.

11. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed on April 17, 2001.

12. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Registration Statement on Form S-4, filed on May 1, 2000 (File No. 333-36044).

13. Incorporated by reference, filed as an exhibit to DynTek, Inc.'s Quarterly Report on Form 10-Q, filed on December 24, 1998.

14. Incorporated by reference, filed as Annex D to DynTek, Inc.'s definitive Proxy Statement for Special Meeting of Stockholders, filed November 6, 2001.

15. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Annual Report on Form 10-K/A, filed on October 27, 2000.

16. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Annual Report on Form 10-K, filed October 7, 2003.

17. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report of Form 10-Q, filed on December 31, 2000.

18. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report on Form 10-Q, filed May 15, 2001.

19. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Annual Report on Form 10-K, filed on September 26, 2001.

20. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed March 25, 2003.

21. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on From 8-K, filed July 9, 2003.

22. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report on Form 10-Q, filed November 14, 2003.

23. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on From 8-K, filed January 7, 2002.

24. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on From 8-K, filed August 28, 2000.

25. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on From 8-K, filed August 23, 2002.

26. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed December 10, 2003.

27. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Quarterly Report on Form 10-Q, filed February 20, 2003.

28. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed February 3, 2004.

29. Incorporated by reference, filed as an Exhibit to DynTek, Inc.'s Current Report on Form 8-K, filed April 1, 2004.

30. Incorporated by reference, filed as an Exhibit to Dyntek, Inc. is Current Report on Form 8-K, filed May 3, 2004.